

JUN - 1 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
JUN 02 2004
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for May 28, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

108851 SAIL 2004-5
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 28, 2004.

STRUCTURED ASSET SECURITIES CORPORATION



By: __________________________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit | Page

99.1 Computational Materials....................5

99.2 Computational Materials....................64

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-5

$876,605,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-5
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Moody's/Fitch
A1(4)	443,790,000	1M LIBOR	2.14	1-77	15.75%	TBD	5/25/2034	AAA/Aaa/AAA
A2(5)	254,922,000	1M LIBOR	1.48	1-57	15.75%	TBD	5/25/2034	AAA/Aaa/AAA
A3(5)	43,538,000	1M LIBOR	5.98	57-77	15.75%	TBD	5/25/2034	AAA/Aaa/AAA
A-SIO(6)	Notional	(6)	N/A	N/A	N/A	N/A	5/25/2009	AAA/Aaa/AAA
M1	26,430,000	1M LIBOR	4.56	43-77	12.75%	TBD	5/25/2034	AAA/Aa1/AAA
M2	24,228,000	1M LIBOR	4.48	41-77	10.00%	TBD	5/25/2034	AA+/Aa2/AA+
M3	13,215,000	1M LIBOR	4.44	40-77	8.50%	TBD	5/25/2034	AA/Aa3/AA
M4	15,418,000	1M LIBOR	4.41	39-77	6.75%	TBD	5/25/2034	AA-/A1/AA-
M5	13,215,000	1M LIBOR	4.39	38-77	5.25%	TBD	5/25/2034	A/A2/A
M6	11,013,000	1M LIBOR	4.36	38-77	4.00%	TBD	5/25/2034	A-/A3/A-
M7	8,810,000	1M LIBOR	4.36	38-77	3.00%	TBD	5/25/2034	BBB+/Baa1/BBB+
M8	11,013,000	1M LIBOR	4.26	37-77	1.75%	TBD	5/25/2034	BBB/Baa2/BBB
B	11,013,000	1M LIBOR	3.58	37-64	0.50%	TBD	5/25/2034	BBB-/Baa3/NR

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Moody's/Fitch
A1(4)	443,790,000	1M LIBOR	2.32	1-170	15.75%	TBD	5/25/2034	AAA/Aaa/AAA
A2(5)	254,922,000	1M LIBOR	1.48	1-57	15.75%	TBD	5/25/2034	AAA/Aaa/AAA
A3(5)	43,538,000	1M LIBOR	7.28	57-170	15.75%	TBD	5/25/2034	AAA/Aaa/AAA
A-SIO(6)	Notional	(6)	N/A	N/A	N/A	N/A	5/25/2009	AAA/Aaa/AAA
M1	26,430,000	1M LIBOR	4.98	43-134	12.75%	TBD	5/25/2034	AAA/Aa1/AAA
M2	24,228,000	1M LIBOR	4.88	41-128	10.00%	TBD	5/25/2034	AA+/Aa2/AA+
M3	13,215,000	1M LIBOR	4.81	40-120	8.50%	TBD	5/25/2034	AA/Aa3/AA
M4	15,418,000	1M LIBOR	4.75	39-115	6.75%	TBD	5/25/2034	AA-/A1/AA-
M5	13,215,000	1M LIBOR	4.68	38-108	5.25%	TBD	5/25/2034	A/A2/A
M6	11,013,000	1M LIBOR	4.59	38-100	4.00%	TBD	5/25/2034	A-/A3/A-
M7	8,810,000	1M LIBOR	4.49	38-91	3.00%	TBD	5/25/2034	BBB+/Baa1/BBB+
M8	11,013,000	1M LIBOR	4.27	37-82	1.75%	TBD	5/25/2034	BBB/Baa2/BBB
B	11,013,000	1M LIBOR	3.58	37-64	0.50%	TBD	5/25/2034	BBB-/Baa3/NR

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced at 30% CPR. Assumed closing date of 4/30/2004 and assumed first payment date of 5/25/2004.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

(4) The Class A1 Certificates are the Senior Certificates of Group 1.

(5) The Class A2 and Class A3 Certificates are the Senior Certificates of Group 2.

(6) Class A-SIO will be a Senior Inverse Interest-Only Certificate, and will receive interest payments for the first 60 Distribution Dates.

Principal Payment Priority

At the Senior level, the collateral is divided into two groups, Group 1 and Group 2.

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and all Group 2 Principal will be paid to the Class A2 and Class A3 Certificates, sequentially and in that order. If the Senior Certificates of either Group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other Group. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) is greater than or equal to two times the Initial Senior Enhancement Percentage (meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal from each Group will be paid to the related Senior Certificates until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of either Group have been reduced to zero, principal from that Group will be allocated to the Senior Certificates of the other Group until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, M1, M2, M3, M4, M5, M6, M7, M8 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 60th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR, on an actual/360 basis. Interest will accrue on the Class A-SIO Certificates based upon their Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 60th Distribution Date, the Class A-SIO Certificates will no longer accrue interest and will not be entitled to distributions of any kind.

The "Accrual Period" for the LIBOR Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on May 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees, including the Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1 Certificates and the A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2 Certificates, the Class A3 Certificates and the A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6, M7, M8 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee and the Master Servicer previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6, M7, M8 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6, M7, M8 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A-SIO Notional Amount

For the first 60 Distribution Dates, the Components of the A-SIO will each have a Notional Amount equal to the beginning period Collateral balance for the related Group. On and after the 61st Distribution Date, the Class A-SIO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Rate Cap Agreement

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the LIBOR Certificates, the portion of the Interest Rate Cap payments available to benefit the LIBOR Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the LIBOR Certificates will be paid directly to the Class X Certificates. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	867,743,902.92
3	854,038,345.42
4	838,263,199.71
5	821,185,692.34
6	802,878,468.39
7	782,788,397.11
8	761,704,668.41
9	737,932,580.90
10	713,052,889.64
11	688,018,571.66
12	663,556,376.99

Month	Approximate Notional Balance ($)
13	639,604,110.04
14	609,412,474.48
15	587,673,724.01
16	565,470,465.85
17	542,417,150.00
18	514,287,542.25
19	476,635,059.40
20	452,285,429.61
21	429,293,895.99
22	407,467,015.58
23	386,241,475.14
24	366,219,340.52

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 4.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Group Subordinate Amount" with respect to either Group and each Distribution Date is the excess of the Balance of such Group for the immediately preceding Distribution Date over the balance of the Senior Certificates related to such Group immediately prior to the related Distribution Date.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) in the case of the first 60 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the related A-SIO Component Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Origination and Servicing

The majority of the mortgage loans were originated by BNC (49.67%), Provident (7.89%), Oakmont (7.17%), WMC (6.07%), First NLC (4.50%), CIT (3.89%) and Indymac (3.88%) and as of the closing date will be serviced by Chase (44.79%), Wells Fargo (41.34%) and ALS (11.67%).

Mortgage Insurance

Approximately 71.35% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), PMI, Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated after application of the related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, Class A2 or Class A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class A1, A2 and A3 will double and the margins on the Class M1, M2, M3, M4, M5, M6, M7, M8 and B will increase to 1.5 times their initial value.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-SIO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over classes having a lower priority of distribution. Similarly, each class of Class M Certificates will be senior to all other classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The OC Target with respect to any Distribution Date is equal to the Initial Overcollateralization Amount, or approximately 0.50% of the Cut-Off Date Collateral Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed the following levels:

Distribution Date	Loss Percentage
June 2007 to May 2008	2.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
June 2008 to May 2009	3.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
June 2009 to May 2010	4.25% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
June 2010 and thereafter	4.50%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures, bankruptcies and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

A1 AAA/Aaa/AAA Libor Floater (Group 1)	A2 AAA/Aaa/AAA Libor Floater (Group 2) A3 AAA/Aaa/AAA Libor Floater (Group 2)	A-SIO AAA/Aaa/AAA Inverse IO

Class A-SIO is a senior interest only class and shares the preferential right to receive interest over the Subordinate with the other Senior Classes.

Class
M1 AAA/ Aa1/AAA Libor Floater
M2 AA+/Aa2/AA+ Libor Floater
M3 AA/Aa3/AA Libor Floater
M4 AA-/A1/AA- Libor Floater
M5 A/A2/A Libor Floater
M6 A-/A3/A- Libor Floater
M7 BBB+/Baa1/BBB+ Libor Floater
M8 BBB/Baa2/BBB Libor Floater
B BBB-/Baa3/NR Libor Floater

Classes M1, M2, M3, M4, M5, M6, M7, M8 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-5
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Lead Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: June 25, 2004
Statistical Calculation Date:	April 1, 2004
Cut-Off Date:	May 1, 2004
Pricing Date:	May [ ], 2004
Closing Date:	May [28], 2004
Settlement Date:	May [28], 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	May 25, 2004
Day Count:	Actual/360 for Classes A1, A2, A3, A-SIO, M1, M2, M3, M4, M5, M6, M7, M8 and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Securities Administrator Fee:	[ ]

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A1, A2 and A3 Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $1,000,000; increments $1 in excess thereof for Class A-SIO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call (1)				
% CPR	20%	30%	40%	100% PPA (2)
Class A1				
Avg. Life (yrs)	3.41	2.14	1.37	2.26
Window (mos)	1-118	1-77	1-55	1-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class A2				
Avg. Life (yrs)	2.42	1.48	1.00	1.58
Window (mos)	1-88	1-57	1-30	1-60
Expected Final Mat.	8/25/2011	1/25/2009	10/25/2006	4/25/2009
Class A3				
Avg. Life (yrs)	9.21	5.98	3.53	6.31
Window (mos)	88-118	57-77	30-55	60-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M1				
Avg. Life (yrs)	6.40	4.56	4.50	4.69
Window (mos)	37-118	43-77	51-55	42-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M2				
Avg. Life (yrs)	6.40	4.48	4.15	4.63
Window (mos)	37-118	41-77	46-55	40-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M3				
Avg. Life (yrs)	6.40	4.44	3.94	4.60
Window (mos)	37-118	40-77	44-55	40-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011

(1) Assumed closing date of 4/30/2004 and assumed first payment date of 5/25/04.

(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call [1]				
% CPR	20%	30%	40%	100% PPA [2]
Class M4				
Avg. Life (yrs)	6.40	4.41	3.82	4.58
Window (mos)	37-118	39-77	42-55	39-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M5				
Avg. Life (yrs)	6.40	4.39	3.73	4.56
Window (mos)	37-118	38-77	41-55	38-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M6				
Avg. Life (yrs)	6.40	4.36	3.65	4.55
Window (mos)	37-118	38-77	39-55	38-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M7				
Avg. Life (yrs)	6.40	4.36	3.60	4.54
Window (mos)	37-118	38-77	39-55	37-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class M8				
Avg. Life (yrs)	6.30	4.26	3.50	4.45
Window (mos)	37-118	37-77	38-55	37-81
Expected Final Mat.	2/25/2014	9/25/2010	11/25/2008	1/25/2011
Class B				
Avg. Life (yrs)	5.14	3.58	3.14	3.71
Window (mos)	37-100	37-64	37-45	37-68
Expected Final Mat.	8/25/2012	8/25/2009	1/25/2008	12/25/2009

(1) Assumed closing date of 4/30/2004 and assumed first payment date of 5/25/04.
(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity [1]				
% CPR	20%	30%	40%	100% PPA [2]
Class A1				
Avg. Life (yrs)	3.69	2.32	1.50	2.47
Window (mos)	1-251	1-170	1-121	1-181
Expected Final Mat.	3/25/2025	6/25/2018	5/25/2014	5/25/2019
Class A2				
Avg. Life (yrs)	2.42	1.48	1.00	1.58
Window (mos)	1-88	1-57	1-30	1-60
Expected Final Mat.	8/25/2011	1/25/2009	10/25/2006	4/25/2009
Class A3				
Avg. Life (yrs)	11.17	7.28	4.43	7.77
Window (mos)	88-251	57-170	30-122	60-181
Expected Final Mat.	3/25/2025	6/25/2018	6/25/2014	5/25/2019
Class M1				
Avg. Life (yrs)	7.04	4.98	4.86	5.16
Window (mos)	37-203	43-134	51-96	42-144
Expected Final Mat.	3/25/2021	6/25/2015	4/25/2012	4/25/2016
Class M2				
Avg. Life (yrs)	7.01	4.88	4.42	5.08
Window (mos)	37-193	41-128	46-91	40-137
Expected Final Mat.	5/25/2020	12/25/2014	11/25/2011	9/25/2015
Class M3				
Avg. Life (yrs)	6.97	4.81	4.20	5.01
Window (mos)	37-182	40-120	44-85	40-129
Expected Final Mat.	6/25/2019	4/25/2014	5/25/2011	1/25/2015

(1) Assumed closing date of 4/30/2004 and assumed first payment date of 5/25/04.
(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis –To Maturity[1]

% CPR	20%	30%	40%	100% PPA [2]
Class M4				
Avg. Life (yrs)	6.93	4.75	4.05	4.95
Window (mos)	37-176	39-115	42-82	39-123
Expected Final Mat.	12/25/2018	11/25/2013	2/25/2011	7/25/2014
Class M5				
Avg. Life (yrs)	6.86	4.68	3.92	4.89
Window (mos)	37-165	38-108	41-76	38-115
Expected Final Mat.	1/25/2018	4/25/2013	8/25/2010	11/25/2013
Class M6				
Avg. Life (yrs)	6.76	4.59	3.80	4.80
Window (mos)	37-153	38-100	39-71	38-106
Expected Final Mat.	1/25/2017	8/25/2012	3/25/2010	2/25/2013
Class M7				
Avg. Life (yrs)	6.62	4.49	3.68	4.69
Window (mos)	37-140	38-91	39-64	37-97
Expected Final Mat.	12/25/2015	11/25/2011	8/25/2009	5/25/2012
Class M8				
Avg. Life (yrs)	6.33	4.27	3.50	4.46
Window (mos)	37-126	37-82	38-58	37-87
Expected Final Mat.	10/25/2014	2/25/2011	2/25/2009	7/25/2011
Class B				
Avg. Life (yrs)	5.14	3.58	3.14	3.71
Window (mos)	37-100	37-64	37-45	37-68
Expected Final Mat.	8/25/2012	8/25/2009	1/25/2008	12/25/2009

(1) Assumed closing date of 4/30/2004 and assumed first payment date of 5/25/04.
(2) 100% PPA assumes 23% CPR for Fixed Rate Mortgage Loans and 30% CPR for Adjustable Rate Mortgage Loans.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	6.38758	5.98182	6.22443	31	8.54086	7.65437	8.18441
2	10.11150	9.71879	9.95359	32	8.82580	7.90975	8.45746
3	10.50738	10.10153	10.34419	33	8.54133	7.65483	8.18487
4	10.21521	9.82240	10.05726	34	8.57972	8.05611	8.36917
5	10.25465	9.86179	10.09668	35	10.52010	9.63378	10.16371
6	10.62930	10.22330	10.46605	36	9.50628	8.71231	9.18702
7	10.30691	9.91396	10.14891	37	9.82347	9.00297	9.49355
8	10.66337	10.25727	10.50008	38	9.50689	8.71280	9.18762
9	10.31369	9.92064	10.15565	39	9.82411	9.00348	9.49420
10	10.29733	9.90424	10.13927	40	9.54566	9.11450	9.37235
11	11.37605	10.94079	11.20103	41	10.31493	9.47970	9.97923
12	10.25121	9.85802	10.09311	42	10.66058	9.79886	10.31428
13	10.56599	10.15965	10.40260	43	10.31715	9.48314	9.98204
14	10.15297	9.75968	9.99483	44	10.66153	9.79962	10.31527
15	10.46696	10.06051	10.30352	45	10.31806	9.48388	9.98302
16	10.09722	9.70384	9.93904	46	10.33380	9.79965	10.11929
17	10.05335	9.65991	9.89515	47	11.86061	10.86633	11.46135
18	10.29787	9.89888	10.13744	48	11.09734	10.16848	10.72438
19	9.79668	9.41051	9.64140	49	11.46789	10.50795	11.08248
20	10.04165	9.64256	9.88118	50	11.09858	10.16949	10.72559
21	9.64143	9.25516	9.48611	51	11.46918	10.50900	11.08374
22	9.67937	10.23376	9.90229	52	11.09983	10.19295	10.73582
23	12.34801	11.56294	12.03233	53	11.36911	10.44890	10.99978
24	11.07817	10.37152	10.79403	54	11.75013	10.80054	11.36905
25	8.10434	7.37411	7.81072	55	11.37177	10.45268	11.00296
26	7.84300	7.13632	7.55885	56	11.75153	10.80167	11.37041
27	8.10454	7.37428	7.81090	57	11.37313	10.45377	11.00429
28	7.88135	7.53738	7.74304	58	11.37381	10.47608	11.01369
29	8.54039	7.65145	8.18295	59	12.72378	11.97468	12.42331
30	8.82531	7.90929	8.45698	60	11.49315	10.81643	11.22175

(1) **Based on 1 month LIBOR and 6 month LIBOR of 20% for each period. Assumed closing date of 4/30/2004 and assumed first payment date of 5/25/04.**

(2) **Assumes prepayments occur at 30% CPR.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2004-5 Collateral Summary –Aggregate

Total Number of Loans	4,713	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$881,008,538	Yes	32.4%
Average Loan Principal Balance	$186,932	No	67.6%
Fixed Rate	17.7%		
Adjustable Rate	82.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.2%	Yes	71.4%
Weighted Average Margin	6.1%	No	28.6%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	24.5%
Weighted Average Floor	7.0%	0.001-1.000	5.7%
Weighted Average Original Term (mo.)	353.9	1.001-2.000	48.3%
Weighted Average Remaining Term (mo.)	352.0	2.001-3.000	20.4%
Weighted Average Loan Age (mo.)	1.9	4.001-5.000	1.1%
Weighted Average Combined LTV	82.3%		
Non-Zero Weighted Average FICO	635	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.7%	(Other states account individually for less than	
% IO Loans	23.9%	3% of the Cut-off Date principal balance)	
% Loans with Simultaneous Second Liens	19.3%	CA	50.4%
		IL	6.3%
Lien Position		FL	4.8%
First	97.3%	NY	3.9%
Second	2.7%		
Product Type			
2/28 ARM (LIBOR)	63.6%	**Occupancy Status**	
3/27 ARM (LIBOR)	17.4%	Primary Home	90.2%
Fixed Rate	15.2%	Investment	8.9%
Balloon	2.5%	Second Home	0.9%
Other	1.3%		

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	313	$10,583,379.00	1.20%
50,000.01 - 100,000.00	978	74,968,960.97	8.51
100,000.01 - 150,000.00	967	121,226,507.06	13.76
150,000.01 - 200,000.00	770	134,207,724.99	15.23
200,000.01 - 250,000.00	499	112,277,475.11	12.74
250,000.01 - 300,000.00	368	101,340,544.53	11.50
300,000.01 - 350,000.00	314	102,531,858.64	11.64
350,000.01 - 400,000.00	195	72,517,261.51	8.23
400,000.01 - 450,000.00	124	52,832,679.18	6.00
450,000.01 - 500,000.00	107	51,185,248.99	5.81
500,000.01 - 550,000.00	27	14,304,281.44	1.62
550,000.01 - 600,000.00	21	12,101,912.26	1.37
600,000.01 - 650,000.00	18	11,432,167.52	1.30
650,000.01 - 700,000.00	3	2,064,973.23	0.23
700,000.01 - 750,000.00	5	3,664,138.91	0.42
750,000.01 - 800,000.00	1	769,381.18	0.09
800,000.01 - 850,000.00	1	837,543.97	0.10
900,000.01 - 950,000.00	1	927,500.00	0.11
1,200,000.01 - 1,250,000.00	1	1,235,000.00	0.14
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Minimum: $6,274.83
Maximum: $1,235,000.00
Weighted Average: $186,931.58

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	145	$40,685,663.80	4.62%
5.501 - 6.000	412	107,379,233.81	12.19
6.001 - 6.500	594	142,669,723.87	16.19
6.501 - 7.000	828	190,239,629.92	21.59
7.001 - 7.500	607	123,409,574.98	14.01
7.501 - 8.000	607	108,793,491.07	12.35
8.001 - 8.500	440	62,495,834.87	7.09
8.501 - 9.000	393	49,173,119.21	5.58
9.001 - 9.500	217	22,840,694.46	2.59
9.501 - 10.000	193	17,014,294.55	1.93
10.001 - 10.500	89	6,684,072.34	0.76
10.501 - 11.000	98	6,183,844.87	0.70
11.001 - 11.500	26	1,223,898.41	0.14
11.501 - 12.000	26	974,534.96	0.11
12.001 - 12.500	17	526,710.96	0.06
12.501 - 13.000	6	199,274.62	0.02
13.001 - 13.500	10	368,864.34	0.04
13.501 - 14.000	1	13,701.53	0.00
14.001 - 14.250	1	10,200.00	0.00
14.251 >=	3	122,175.92	0.01
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Minimum: 3.625%
Maximum: 14.590%
Weighted Average: 7.155%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$135,419.29	0.02%
171 - 180	408	27,804,418.39	3.16
181 - 240	34	2,778,157.64	0.32
241 - 300	2	329,962.58	0.04
301 - 360	4,267	849,960,580.59	96.48
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	9	$671,736.49	0.08%
171 - 180	401	27,268,101.19	3.10
181 - 240	34	2,778,157.64	0.32
241 - 300	2	329,962.58	0.04
301 - 360	4,267	849,960,580.59	96.48
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 352.0

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$124,803.13	0.01%
10.001 - 20.000	3	242,812.78	0.03
20.001 - 30.000	13	1,615,440.51	0.18
30.001 - 40.000	33	3,937,174.37	0.45
40.001 - 50.000	76	10,206,181.85	1.16
50.001 - 60.000	146	23,867,078.25	2.71
60.001 - 70.000	352	69,694,924.74	7.91
70.001 - 80.000	1,646	348,745,980.15	39.58
80.001 - 90.000	1,263	251,987,002.38	28.60
90.001 - 100.000	1,180	170,587,140.33	19.36
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Minimum: 8.330%
Maximum: 100.000%
Weighted Average: 82.308%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	2	$462,842.49	0.05%
451 - 500	11	1,513,442.29	0.17
501 - 550	689	113,714,725.58	12.91
551 - 600	858	147,266,564.12	16.72
601 - 650	1,316	248,584,017.97	28.22
651 - 700	1,138	231,540,467.94	26.28
701 - 750	511	99,960,924.59	11.35
751 - 800	188	37,965,553.51	4.31
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Non- Zero Minimum: 500
Maximum: 797
Non-Zero WA: 635

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,363	$443,831,642.52	50.38%
Purchase	1,975	361,030,624.21	40.98
Rate/Term Refinance	348	73,263,602.43	8.32
Home Improvement	26	2,853,680.28	0.32
Debt Consolidation	1	28,989.05	0.00
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,488	$639,776,074.91	72.62%
PUD	414	93,090,941.72	10.57
2-4 Family	373	73,875,270.82	8.39
Condo	424	72,316,730.35	8.21
Townhouse	6	1,105,688.51	0.13
Row House	3	411,770.02	0.05
Condotel	2	241,996.65	0.03
Manufactured Housing	3	190,065.51	0.02
Total:	**4,713**	**$881,008,538.49**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,466	$321,984,350.59	36.55%
CA-N	502	122,319,983.17	13.88
IL	302	55,218,529.93	6.27
FL	298	42,327,392.60	4.80
NY	127	33,965,980.99	3.86
CO	107	21,357,563.02	2.42
MD	94	20,389,316.58	2.31
WA	123	19,828,976.51	2.25
MI	151	18,206,290.81	2.07
MN	106	17,804,090.85	2.02
AZ	106	16,783,054.88	1.90
HI	58	16,696,775.75	1.90
NV	99	16,412,441.29	1.86
MA	79	15,631,313.53	1.77
TX	143	15,008,300.65	1.70
GA	96	12,818,879.86	1.46
VA	71	11,293,582.35	1.28
CT	59	9,379,380.49	1.06
UT	63	9,310,136.53	1.06
NJ	35	9,110,723.29	1.03
OR	59	7,977,035.69	0.91
OH	79	7,541,579.11	0.86
PA	60	6,912,572.81	0.78
MO	47	5,019,720.18	0.57
DC	23	4,400,180.61	0.50
NC	34	4,336,043.81	0.49
WI	36	4,323,119.05	0.49
NH	26	4,151,609.96	0.47
TN	36	4,080,740.90	0.46
IN	46	3,930,397.52	0.45
Other	182	22,488,475.18	2.55
Total:	**4,713**	**$881,008,538.49**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,130	$216,160,035.61	24.54%
1 Mo. Int. on UPB	4	840,061.83	0.10
1 Yr. Int. on UPB	8	1,744,811.21	0.20
1% of Amt. Prepaid	104	12,312,098.13	1.40
1% of Orig. Bal.	56	5,343,557.10	0.61
1% of UPB	49	5,161,230.37	0.59
2 Mos. Int. on Amt. Prepaid	22	3,634,395.40	0.41
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	498,500.00	0.06
2% of Amt. Prepaid	13	2,287,043.90	0.26
2% of Amt. Prepaid >20% Orig. Bal.	3	370,679.05	0.04
2% of UPB	66	8,674,432.67	0.98
3 Mos. Int. on UPB	96	15,737,957.25	1.79
3 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	1	100,700.94	0.01
3% 2% 1% of UPB	11	1,504,938.72	0.17
3% 2% of UPB	8	837,621.78	0.10
3% of UPB	32	5,233,200.42	0.59
5% 4% 3% of UPB	30	3,327,073.95	0.38
5% 4% of UPB	28	2,491,753.95	0.28
5% of Amt. Prepaid	9	1,399,826.74	0.16
5% of UPB	119	13,924,642.66	1.58
6 Mos. Int. on Amt. Prepaid	633	132,828,877.37	15.08
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,928	385,707,008.14	43.78
6 Mos. Int. on 80% of UPB	294	51,461,198.77	5.84
6 Mos. Int. on UPB	66	9,426,892.53	1.07
Total:	**4,713**	**$881,008,538.49**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,641	$464,660,205.84	52.74%
Stated	1,375	251,961,963.20	28.60
Limited	463	109,112,610.85	12.38
No Documentation	189	42,990,603.40	4.88
No Ratio	45	12,283,155.20	1.39
Total:	**4,713**	**$881,008,538.49**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	75	$30,561,831.37	4.22%
3.001 - 3.500	7	2,313,790.04	0.32
3.501 - 4.000	15	3,468,194.64	0.48
4.001 - 4.500	31	6,618,075.40	0.91
4.501 - 5.000	256	59,857,105.39	8.26
5.001 - 5.500	447	101,313,553.29	13.98
5.501 - 6.000	616	132,958,627.06	18.34
6.001 - 6.500	732	153,007,876.59	21.11
6.501 - 7.000	779	146,756,759.35	20.25
7.001 - 7.500	278	47,026,216.11	6.49
7.501 - 8.000	126	19,387,270.94	2.67
8.001 - 8.500	81	10,017,336.28	1.38
8.501 - 9.000	43	5,527,494.85	0.76
9.001 - 9.500	33	3,766,089.83	0.52
9.501 - 10.000	20	1,859,716.15	0.26
10.001 >=	6	436,782.43	0.06
Total:	**3,545**	**$724,876,719.72**	**100.00%**

Minimum: 1.170%
Maximum: 11.570%
Weighted Average: 6.077%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	7	$1,480,079.93	0.20%
1.500	34	5,765,352.75	0.80
2.000	2,010	392,125,907.05	54.10
3.000	1,469	318,466,673.71	43.93
3.360	1	178,272.28	0.02
5.000	24	6,860,434.00	0.95
Total:	**3,545**	**$724,876,719.72**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.462%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,487	$713,650,844.65	98.45%
1.500	56	10,796,674.13	1.49
3.000	1	100,700.94	0.01
7.500	1	328,500.00	0.05
Total:	**3,545**	**$724,876,719.72**	**100.00%**

Minimum: 1.000%
Maximum: 7.500%
Weighted Average: 1.011%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$465,474.77	0.06%
10.001 - 10.500	1	403,750.00	0.06
10.501 - 11.000	15	4,682,440.55	0.65
11.001 - 11.500	54	15,118,731.71	2.09
11.501 - 12.000	141	43,171,735.58	5.96
12.001 - 12.500	261	69,714,363.35	9.62
12.501 - 13.000	367	94,667,504.24	13.06
13.001 - 13.500	411	93,997,571.33	12.97
13.501 - 14.000	562	118,575,990.09	16.36
14.001 - 14.500	473	90,887,510.81	12.54
14.501 - 15.000	507	91,144,381.21	12.57
15.001 - 15.500	301	44,618,182.48	6.16
15.501 - 16.000	245	33,129,775.97	4.57
16.001 - 16.500	108	13,097,162.86	1.81
16.501 - 17.000	61	7,654,432.27	1.06
17.001 - 17.500	24	2,452,244.15	0.34
17.501 - 18.000	9	965,053.20	0.13
18.001 - 18.500	3	101,173.71	0.01
18.501 - 19.000	1	29,241.44	0.00
Total:	**3,545**	**$724,876,719.72**	**100.00%**

Minimum: 9.625%
Maximum: 18.900%
Weighted Average: 13.754%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	191	$59,442,442.41	8.20%
5.501 - 6.000	299	78,218,061.91	10.79
6.001 - 6.500	463	111,698,069.25	15.41
6.501 - 7.000	683	156,254,295.07	21.56
7.001 - 7.500	513	103,356,201.18	14.26
7.501 - 8.000	528	97,927,645.45	13.51
8.001 - 8.500	342	50,481,714.95	6.96
8.501 - 9.000	269	37,673,241.38	5.20
9.001 - 9.500	141	16,909,091.87	2.33
9.501 - 10.000	76	9,180,369.42	1.27
10.001 - 10.500	27	2,656,417.55	0.37
10.501 - 11.000	8	853,795.10	0.12
11.001 - 11.500	3	101,173.71	0.01
11.501 - 12.000	2	124,200.47	0.02
Total:	**3,545**	**$724,876,719.72**	**100.00%**

Minimum: 2.750%
Maximum: 11.900%
Weighted Average: 7.024%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-10	1	$173,519.34	0.02%
2005-01	2	510,704.49	0.07
2005-02	1	395,433.29	0.05
2005-03	2	403,632.66	0.06
2005-04	1	385,001.31	0.05
2005-06	2	479,957.05	0.07
2005-07	3	751,501.02	0.10
2005-08	4	649,215.35	0.09
2005-09	16	5,362,864.22	0.74
2005-10	19	5,459,761.37	0.75
2005-11	60	19,482,668.12	2.69
2005-12	54	14,218,554.35	1.96
2006-01	155	31,338,894.96	4.32
2006-02	1,257	235,490,883.06	32.49
2006-03	1,051	225,639,101.90	31.13
2006-04	75	17,562,540.15	2.42
2006-05	5	1,015,200.00	0.14
2006-11	1	640,978.99	0.09
2006-12	5	1,100,691.32	0.15
2007-01	43	8,786,807.68	1.21
2007-02	407	81,755,772.01	11.28
2007-03	328	60,224,801.42	8.31
2007-04	2	861,930.41	0.12
2008-12	2	275,100.73	0.04
2009-01	4	799,459.05	0.11
2009-02	17	3,671,895.33	0.51
2009-03	28	7,439,850.14	1.03
Total:	**3,545**	**$724,876,719.72**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2004-5 Collateral Summary –Group 1

Total Number of Loans	3,384	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$526,753,904	Yes	29.9%
Average Loan Principal Balance	$155,660	No	70.1%
Fixed Rate	17.6%		
Adjustable Rate	82.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	79.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	66.1%
Weighted Average Margin	6.3%	No	33.9%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.9%	None	20.8%
Weighted Average Floor	7.2%	0.001-1.000	5.5%
Weighted Average Original Term (mo.)	354.4	1.001-2.000	54.4%
Weighted Average Remaining Term (mo.)	352.7	2.001-3.000	19.4%
Weighted Average Loan Age (mo.)	1.7		
Weighted Average Combined LTV	82.2%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	631	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.5%	3% of the Cut-off Date principal balance)	
% IO Loans	18.6%	CA	48.3%
% Loans with Simultaneous Second Liens	17.7%	IL	5.2%
		FL	5.1%
Lien Position		NY	3.0%
First	97.6%		
Second	2.4%		
Product Type			
2/28 ARM (LIBOR)	70.7%	**Occupancy Status**	
Fixed Rate	15.6%	Primary Home	87.4%
3/27 ARM (LIBOR)	11.4%	Investment	11.8%
Balloon	2.1%	Second Home	0.8%
Other	0.3%		

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	286	$9,597,360.07	1.82%
50,000.01 - 100,000.00	761	58,382,149.28	11.08
100,000.01 - 150,000.00	768	96,625,208.24	18.34
150,000.01 - 200,000.00	613	106,739,253.98	20.26
200,000.01 - 250,000.00	416	93,551,040.62	17.76
250,000.01 - 300,000.00	324	89,176,235.68	16.93
300,000.01 - 350,000.00	178	56,843,530.36	10.79
350,000.01 - 400,000.00	18	6,709,913.53	1.27
400,000.01 - 450,000.00	8	3,445,799.95	0.65
450,000.01 - 500,000.00	12	5,683,412.29	1.08
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Minimum: $6,274.83
Maximum: $496,228.72
Weighted Average: $155,660.14

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	102	$22,769,425.35	4.32%
5.501 - 6.000	265	53,977,098.23	10.25
6.001 - 6.500	389	76,800,837.58	14.58
6.501 - 7.000	547	102,182,285.38	19.40
7.001 - 7.500	420	72,566,279.03	13.78
7.501 - 8.000	480	77,047,357.09	14.63
8.001 - 8.500	339	44,068,446.19	8.37
8.501 - 9.000	295	35,246,631.49	6.69
9.001 - 9.500	178	17,911,061.35	3.40
9.501 - 10.000	151	12,697,878.16	2.41
10.001 - 10.500	70	5,018,621.98	0.95
10.501 - 11.000	68	3,766,122.62	0.71
11.001 - 11.500	22	900,150.00	0.17
11.501 - 12.000	22	700,711.25	0.13
12.001 - 12.500	16	476,753.11	0.09
12.501 - 13.000	6	199,274.62	0.04
13.001 - 13.500	10	368,864.34	0.07
13.501 - 14.000	1	13,701.53	0.00
14.001 - 14.250	1	10,200.00	0.00
14.251 >=	2	32,204.70	0.01
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Minimum: 4.625%
Maximum: 14.290%
Weighted Average: 7.299%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	1	$69,619.29	0.01%
171 - 180	283	15,193,170.44	2.88
181 - 240	18	1,350,709.41	0.26
241 - 300	2	329,962.58	0.06
301 - 360	3,080	509,810,442.28	96.78
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.4

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	6	$484,000.76	0.09%
171 - 180	278	14,778,788.97	2.81
181 - 240	18	1,350,709.41	0.26
241 - 300	2	329,962.58	0.06
301 - 360	3,080	509,810,442.28	96.78
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 352.7

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$124,803.13	0.02%
10.001 - 20.000	3	242,812.78	0.05
20.001 - 30.000	8	633,297.57	0.12
30.001 - 40.000	26	2,641,952.77	0.50
40.001 - 50.000	60	7,131,214.62	1.35
50.001 - 60.000	112	15,482,402.50	2.94
60.001 - 70.000	265	42,167,766.75	8.01
70.001 - 80.000	1,179	206,892,042.00	39.28
80.001 - 90.000	875	145,781,633.07	27.68
90.001 - 100.000	855	105,655,978.81	20.06
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Minimum: 8.330%
Maximum: 100.000%
Weighted Average: 82.183%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	8	$1,194,842.66	0.23%
501 - 550	505	75,925,360.53	14.41
551 - 600	631	95,473,213.92	18.12
601 - 650	954	148,824,106.99	28.25
651 - 700	781	122,936,265.54	23.34
701 - 750	370	58,585,490.52	11.12
751 - 800	135	23,814,623.84	4.52
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Non- Zero Minimum: 500
Maximum: 797
Non-Zero WA: 631

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,717	$275,346,471.82	52.27%
Purchase	1,404	210,018,175.53	39.87
Rate/Term Refinance	238	38,676,843.75	7.34
Home Improvement	24	2,683,423.85	0.51
Debt Consolidation	1	28,989.05	0.01
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	2,518	$385,764,663.83	73.23%
2-4 Family	287	51,848,218.98	9.84
Condo	311	46,778,544.03	8.88
PUD	257	40,603,021.98	7.71
Townhouse	6	1,105,688.51	0.21
Row House	3	411,770.02	0.08
Condotel	2	241,996.65	0.05
Total:	**3,384**	**$526,753,904.00**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,047	$193,618,348.07	36.76%
CA-N	315	60,564,617.02	11.50
IL	168	27,488,123.45	5.22
FL	220	26,988,256.67	5.12
NY	71	16,059,114.99	3.05
MI	121	13,722,133.31	2.61
WA	96	12,981,602.37	2.46
CO	83	12,884,032.62	2.45
NV	79	11,736,159.13	2.23
MD	69	11,275,884.82	2.14
MN	70	11,214,001.14	2.13
HI	37	10,950,857.52	2.08
TX	123	10,587,882.35	2.01
GA	85	10,257,479.40	1.95
AZ	84	9,706,277.40	1.84
VA	58	7,791,015.43	1.48
UT	55	7,368,586.59	1.40
CT	47	6,686,981.91	1.27
OH	66	6,237,392.74	1.18
OR	49	6,186,256.59	1.17
PA	50	5,265,522.62	1.00
NJ	22	4,521,665.71	0.86
MO	41	4,090,549.62	0.78
MA	24	3,919,112.33	0.74
NC	32	3,577,063.69	0.68
DC	18	3,305,671.90	0.63
IN	34	3,097,154.59	0.59
WI	25	3,022,862.07	0.57
NM	19	2,728,498.07	0.52
TN	30	2,668,775.66	0.51
Other	146	16,252,024.22	3.09
Total:	**3,384**	**$526,753,904.00**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	753	$109,303,713.28	20.75%
1 Mo. Int. on UPB	4	840,061.83	0.16
1 Yr. Int. on UPB	7	1,284,141.34	0.24
1% of Amt. Prepaid	84	9,204,670.33	1.75
1% of Orig. Bal.	49	4,507,402.56	0.86
1% of UPB	38	4,310,734.64	0.82
2 Mos. Int. on Amt. Prepaid	17	2,834,619.52	0.54
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2	397,000.00	0.08
2% of Amt. Prepaid	9	1,340,240.91	0.25
2% of Amt. Prepaid >20% Orig. Bal.	2	304,879.05	0.06
2% of UPB	59	7,223,262.11	1.37
3 Mos. Int. on UPB	17	2,003,183.44	0.38
3 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	1	100,700.94	0.02
3% 2% 1% of UPB	9	1,050,524.76	0.20
3% 2% of UPB	8	837,621.78	0.16
3% of UPB	28	4,166,983.10	0.79
5% 4% 3% of UPB	27	2,637,081.82	0.50
5% 4% of UPB	26	2,271,651.93	0.43
5% of Amt. Prepaid	8	932,619.40	0.18
5% of UPB	104	12,406,810.72	2.36
6 Mos. Int. on Amt. Prepaid	381	60,709,280.16	11.53
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,478	257,695,617.68	48.92
6 Mos. Int. on 80% of UPB	257	37,983,216.85	7.21
6 Mos. Int. on UPB	16	2,407,885.85	0.46
Total:	**3,384**	**$526,753,904.00**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	1,872	$281,858,695.00	53.51%
Stated	1,062	165,778,273.98	31.47
Limited	308	53,255,388.17	10.11
No Documentation	128	22,904,430.71	4.35
No Ratio	14	2,957,116.14	0.56
Total:	**3,384**	**$526,753,904.00**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	17	$3,580,303.26	0.83%
3.001 - 3.500	4	1,105,828.76	0.25
3.501 - 4.000	13	2,908,994.64	0.67
4.001 - 4.500	27	5,533,309.45	1.28
4.501 - 5.000	173	32,761,588.75	7.55
5.001 - 5.500	296	56,281,716.24	12.97
5.501 - 6.000	407	75,860,858.82	17.49
6.001 - 6.500	471	84,290,564.65	19.43
6.501 - 7.000	618	101,734,878.56	23.45
7.001 - 7.500	234	35,653,629.87	8.22
7.501 - 8.000	111	16,085,796.93	3.71
8.001 - 8.500	70	8,170,743.38	1.88
8.501 - 9.000	34	3,978,068.64	0.92
9.001 - 9.500	32	3,696,889.83	0.85
9.501 - 10.000	18	1,710,363.58	0.39
10.001 >=	6	436,782.43	0.10
Total:	**2,531**	**$433,790,317.79**	**100.00%**

Minimum: 1.170%
Maximum: 11.570%
Weighted Average: 6.294%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6	$1,100,869.58	0.25%
1.500	33	5,403,568.02	1.25
2.000	1,377	237,449,023.13	54.74
3.000	1,111	189,102,784.78	43.59
3.360	1	178,272.28	0.04
5.000	3	555,800.00	0.13
Total:	**2,531**	**$433,790,317.79**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.432%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,478	$424,400,034.44	97.84%
1.500	51	8,961,082.41	2.07
3.000	1	100,700.94	0.02
7.500	1	328,500.00	0.08
Total:	**2,531**	**$433,790,317.79**	**100.00%**

Minimum: 1.000%
Maximum: 7.500%
Weighted Average: 1.016%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	11	$2,889,240.55	0.67%
11.001 - 11.500	39	8,739,264.08	2.01
11.501 - 12.000	85	18,813,835.83	4.34
12.001 - 12.500	171	35,059,792.61	8.08
12.501 - 13.000	236	49,414,431.55	11.39
13.001 - 13.500	272	52,008,281.98	11.99
13.501 - 14.000	390	69,113,522.05	15.93
14.001 - 14.500	338	57,623,526.59	13.28
14.501 - 15.000	408	65,880,699.98	15.19
15.001 - 15.500	233	31,300,884.96	7.22
15.501 - 16.000	185	24,134,011.60	5.56
16.001 - 16.500	84	10,083,350.39	2.32
16.501 - 17.000	50	6,084,845.13	1.40
17.001 - 17.500	19	1,874,616.92	0.43
17.501 - 18.000	6	639,598.42	0.15
18.001 - 18.500	3	101,173.71	0.02
18.501 - 19.000	1	29,241.44	0.01
Total:	**2,531**	**$433,790,317.79**	**100.00%**

Minimum: 10.625%
Maximum: 18.900%
Weighted Average: 13.929%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	113	$24,790,875.20	5.71%
5.501 - 6.000	194	41,319,802.27	9.53
6.001 - 6.500	305	61,989,988.74	14.29
6.501 - 7.000	461	87,189,557.21	20.10
7.001 - 7.500	362	63,368,361.75	14.61
7.501 - 8.000	415	68,420,171.15	15.77
8.001 - 8.500	267	35,826,415.55	8.26
8.501 - 9.000	202	26,786,393.85	6.17
9.001 - 9.500	115	13,655,464.97	3.15
9.501 - 10.000	65	7,610,782.28	1.75
10.001 - 10.500	22	2,078,790.32	0.48
10.501 - 11.000	5	528,340.32	0.12
11.001 - 11.500	3	101,173.71	0.02
11.501 - 12.000	2	124,200.47	0.03
Total:	**2,531**	**$433,790,317.79**	**100.00%**

Minimum: 3.500%
Maximum: 11.900%
Weighted Average: 7.197%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$173,519.34	0.04%
2005-01	2	510,704.49	0.12
2005-03	2	403,632.66	0.09
2005-06	1	134,609.65	0.03
2005-07	2	528,483.00	0.12
2005-08	3	555,941.66	0.13
2005-09	8	1,808,628.76	0.42
2005-10	10	2,385,492.08	0.55
2005-11	20	3,508,696.60	0.81
2005-12	16	2,400,425.70	0.55
2006-01	109	17,417,387.41	4.02
2006-02	1,050	164,119,700.93	37.83
2006-03	898	164,499,882.50	37.92
2006-04	64	13,096,270.26	3.02
2006-05	4	910,700.00	0.21
2007-01	14	2,953,981.16	0.68
2007-02	142	27,383,916.61	6.31
2007-03	176	29,558,315.89	6.81
2009-02	4	590,428.37	0.14
2009-03	5	849,600.72	0.20
Total:	**2,531**	**$433,790,317.79**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2004-5 Collateral Summary –Group 2

Total Number of Loans	1,329	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$354,254,634	Yes	36.0%
Average Loan Principal Balance	$266,557	No	64.0%
Fixed Rate	17.8%		
Adjustable Rate	82.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	69.8%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	6.9%	Yes	79.2%
Weighted Average Margin	5.8%	No	20.8%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	30.2%
Weighted Average Floor	6.8%	0.001-1.000	6.0%
Weighted Average Original Term (mo.)	353.1	1.001-2.000	39.3%
Weighted Average Remaining Term (mo.)	350.8	2.001-3.000	21.9%
Weighted Average Loan Age (mo.)	2.2	4.001-5.000	2.6%
Weighted Average Combined LTV	82.5%		
Non-Zero Weighted Average FICO	640	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.1%	(Other states account individually for less than	
% IO Loans	31.8%	3% of the Cut-off Date principal balance)	
% Loans with Simultaneous Second Liens	21.7%	CA	53.7%
		IL	7.8%
Lien Position		NY	5.1%
First	96.8%	FL	4.3%
Second	3.2%	MA	3.3%
Product Type			
2/28 ARM (LIBOR)	53.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	26.3%	Primary Home	94.2%
Fixed Rate	14.6%	Investment	4.6%
Balloon	3.2%	Second Home	1.1%
Other	2.9%		

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	27	$986,018.93	0.28%
50,000.01 - 100,000.00	217	16,586,811.69	4.68
100,000.01 - 150,000.00	199	24,601,298.82	6.94
150,000.01 - 200,000.00	157	27,468,471.01	7.75
200,000.01 - 250,000.00	83	18,726,434.49	5.29
250,000.01 - 300,000.00	44	12,164,308.85	3.43
300,000.01 - 350,000.00	136	45,688,328.28	12.90
350,000.01 - 400,000.00	177	65,807,347.98	18.58
400,000.01 - 450,000.00	116	49,386,879.23	13.94
450,000.01 - 500,000.00	95	45,501,836.70	12.84
500,000.01 - 550,000.00	27	14,304,281.44	4.04
550,000.01 - 600,000.00	21	12,101,912.26	3.42
600,000.01 - 650,000.00	18	11,432,167.52	3.23
650,000.01 - 700,000.00	3	2,064,973.23	0.58
700,000.01 - 750,000.00	5	3,664,138.91	1.03
750,000.01 - 800,000.00	1	769,381.18	0.22
800,000.01 - 850,000.00	1	837,543.97	0.24
900,000.01 - 950,000.00	1	927,500.00	0.26
1,200,000.01 - 1,250,000.00	1	1,235,000.00	0.35
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Minimum: $17,993.13
Maximum: $1,235,000.00
Weighted Average: $266,557.29

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	43	$17,916,238.45	5.06%
5.501 - 6.000	147	53,402,135.58	15.07
6.001 - 6.500	205	65,868,886.29	18.59
6.501 - 7.000	281	88,057,344.54	24.86
7.001 - 7.500	187	50,843,295.95	14.35
7.501 - 8.000	127	31,746,133.98	8.96
8.001 - 8.500	101	18,427,388.68	5.20
8.501 - 9.000	98	13,926,487.72	3.93
9.001 - 9.500	39	4,929,633.11	1.39
9.501 - 10.000	42	4,316,416.39	1.22
10.001 - 10.500	19	1,665,450.36	0.47
10.501 - 11.000	30	2,417,722.25	0.68
11.001 - 11.500	4	323,748.41	0.09
11.501 - 12.000	4	273,823.71	0.08
12.001 - 12.500	1	49,957.85	0.01
14.251 >=	1	89,971.22	0.03
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Minimum: 3.625%
Maximum: 14.590%
Weighted Average: 6.940%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	1	$65,800.00	0.02%
171 - 180	125	12,611,247.95	3.56
181 - 240	16	1,427,448.23	0.40
301 - 360	1,187	340,150,138.31	96.02
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.1

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	3	$187,735.73	0.05%
171 - 180	123	12,489,312.22	3.53
181 - 240	16	1,427,448.23	0.40
301 - 360	1,187	340,150,138.31	96.02
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 350.8

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	5	$982,142.94	0.28%
30.001 - 40.000	7	1,295,221.60	0.37
40.001 - 50.000	16	3,074,967.23	0.87
50.001 - 60.000	34	8,384,675.75	2.37
60.001 - 70.000	87	27,527,157.99	7.77
70.001 - 80.000	467	141,853,938.15	40.04
80.001 - 90.000	388	106,205,369.31	29.98
90.001 - 100.000	325	64,931,161.52	18.33
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Minimum: 24.320%
Maximum: 100.000%
Weighted Average: 82.493%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	2	$462,842.49	0.13%
451 - 500	3	318,599.63	0.09
501 - 550	184	37,789,365.05	10.67
551 - 600	227	51,793,350.20	14.62
601 - 650	362	99,759,910.98	28.16
651 - 700	357	108,604,202.40	30.66
701 - 750	141	41,375,434.07	11.68
751 - 800	53	14,150,929.67	3.99
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Non- Zero Minimum: 500
Maximum: 795
Non-Zero WA: 640

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	646	$168,485,170.70	47.56%
Purchase	571	151,012,448.68	42.63
Rate/Term Refinance	110	34,586,758.68	9.76
Home Improvement	2	170,256.43	0.05
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	970	$254,011,411.08	71.70%
PUD	157	52,487,919.74	14.82
Condo	113	25,538,186.32	7.21
2-4 Family	86	22,027,051.84	6.22
Manufactured Housing	3	190,065.51	0.05
Total:	**1,329**	**$354,254,634.49**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	419	$128,366,002.52	36.24%
CA-N	187	61,755,366.15	17.43
IL	134	27,730,406.48	7.83
NY	56	17,906,866.00	5.05
FL	78	15,339,135.93	4.33
MA	55	11,712,201.20	3.31
MD	25	9,113,431.76	2.57
CO	24	8,473,530.40	2.39
AZ	22	7,076,777.48	2.00
WA	27	6,847,374.14	1.93
MN	36	6,590,089.71	1.86
HI	21	5,745,918.23	1.62
NV	20	4,676,282.16	1.32
NJ	13	4,589,057.58	1.30
MI	30	4,484,157.50	1.27
TX	20	4,420,418.30	1.25
VA	13	3,502,566.92	0.99
NH	20	3,255,676.05	0.92
CT	12	2,692,398.58	0.76
GA	11	2,561,400.46	0.72
UT	8	1,941,549.94	0.55
OR	10	1,790,779.10	0.51
PA	10	1,647,050.19	0.46
TN	6	1,411,965.24	0.40
OH	13	1,304,186.37	0.37
WI	11	1,300,256.98	0.37
DC	5	1,094,508.71	0.31
NM	4	1,094,142.12	0.31
MO	6	929,170.56	0.26
AL	3	836,397.35	0.24
Other	30	4,065,570.38	1.15
Total:	**1,329**	**$354,254,634.49**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	377	$106,856,322.33	30.16%
1 Yr. Int. on UPB	1	460,669.87	0.13
1% of Amt. Prepaid	20	3,107,427.80	0.88
1% of Orig. Bal.	7	836,154.54	0.24
1% of UPB	11	850,495.73	0.24
2 Mos. Int. on Amt. Prepaid	5	799,775.88	0.23
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1	101,500.00	0.03
2% of Amt. Prepaid	4	946,802.99	0.27
2% of Amt. Prepaid >20% Orig. Bal.	1	65,800.00	0.02
2% of UPB	7	1,451,170.56	0.41
3 Mos. Int. on UPB	79	13,734,773.81	3.88
3% 2% 1% of UPB	2	454,413.96	0.13
3% of UPB	4	1,066,217.32	0.30
5% 4% 3% of UPB	3	689,992.13	0.19
5% 4% of UPB	2	220,102.02	0.06
5% of Amt. Prepaid	1	467,207.34	0.13
5% of UPB	15	1,517,831.94	0.43
6 Mos. Int. on Amt. Prepaid	252	72,119,597.21	20.36
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	450	128,011,390.46	36.14
6 Mos. Int. on 80% of UPB	37	13,477,981.92	3.80
6 Mos. Int. on UPB	50	7,019,006.68	1.98
Total:	**1,329**	**$354,254,634.49**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	769	$182,801,510.84	51.60%
Stated	313	86,183,689.22	24.33
Limited	155	55,857,222.68	15.77
No Documentation	61	20,086,172.69	5.67
No Ratio	31	9,326,039.06	2.63
Total:	**1,329**	**$354,254,634.49**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	58	$26,981,528.11	9.27%
3.001 - 3.500	3	1,207,961.28	0.41
3.501 - 4.000	2	559,200.00	0.19
4.001 - 4.500	4	1,084,765.95	0.37
4.501 - 5.000	83	27,095,516.64	9.31
5.001 - 5.500	151	45,031,837.05	15.47
5.501 - 6.000	209	57,097,768.24	19.62
6.001 - 6.500	261	68,717,311.94	23.61
6.501 - 7.000	161	45,021,880.79	15.47
7.001 - 7.500	44	11,372,586.24	3.91
7.501 - 8.000	15	3,301,474.01	1.13
8.001 - 8.500	11	1,846,592.90	0.63
8.501 - 9.000	9	1,549,426.21	0.53
9.001 - 9.500	1	69,200.00	0.02
9.501 - 10.000	2	149,352.57	0.05
Total:	**1,014**	**$291,086,401.93**	**100.00%**

Minimum: 2.750%
Maximum: 10.000%
Weighted Average: 5.752%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1	$379,210.35	0.13%
1.500	1	361,784.73	0.12
2.000	633	154,676,883.92	53.14
3.000	358	129,363,888.93	44.44
5.000	21	6,304,634.00	2.17
Total:	**1,014**	**$291,086,401.93**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.507%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,009	$289,250,810.21	99.37%
1.500	5	1,835,591.72	0.63
Total:	**1,014**	**$291,086,401.93**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.003%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$465,474.77	0.16%
10.001 - 10.500	1	403,750.00	0.14
10.501 - 11.000	4	1,793,200.00	0.62
11.001 - 11.500	15	6,379,467.63	2.19
11.501 - 12.000	56	24,357,899.75	8.37
12.001 - 12.500	90	34,654,570.74	11.91
12.501 - 13.000	131	45,253,072.69	15.55
13.001 - 13.500	139	41,989,289.35	14.43
13.501 - 14.000	172	49,462,468.04	16.99
14.001 - 14.500	135	33,263,984.22	11.43
14.501 - 15.000	99	25,263,681.23	8.68
15.001 - 15.500	68	13,317,297.52	4.58
15.501 - 16.000	60	8,995,764.37	3.09
16.001 - 16.500	24	3,013,812.47	1.04
16.501 - 17.000	11	1,569,587.14	0.54
17.001 - 17.500	5	577,627.23	0.20
17.501 - 18.000	3	325,454.78	0.11
Total:	**1,014**	**$291,086,401.93**	**100.00%**

Minimum: 9.625%
Maximum: 17.750%
Weighted Average: 13.493%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	78	$34,651,567.21	11.90%
5.501 - 6.000	105	36,898,259.64	12.68
6.001 - 6.500	158	49,708,080.51	17.08
6.501 - 7.000	222	69,064,737.86	23.73
7.001 - 7.500	151	39,987,839.43	13.74
7.501 - 8.000	113	29,507,474.30	10.14
8.001 - 8.500	75	14,655,299.40	5.03
8.501 - 9.000	67	10,886,847.53	3.74
9.001 - 9.500	26	3,253,626.90	1.12
9.501 - 10.000	11	1,569,587.14	0.54
10.001 - 10.500	5	577,627.23	0.20
10.501 - 11.000	3	325,454.78	0.11
Total:	**1,014**	**$291,086,401.93**	**100.00%**

Minimum: 2.750%
Maximum: 10.750%
Weighted Average: 6.765%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-02	1	$395,433.29	0.14%
2005-04	1	385,001.31	0.13
2005-06	1	345,347.40	0.12
2005-07	1	223,018.02	0.08
2005-08	1	93,273.69	0.03
2005-09	8	3,554,235.46	1.22
2005-10	9	3,074,269.29	1.06
2005-11	40	15,973,971.52	5.49
2005-12	38	11,818,128.65	4.06
2006-01	46	13,921,507.55	4.78
2006-02	207	71,371,182.13	24.52
2006-03	153	61,139,219.40	21.00
2006-04	11	4,466,269.89	1.53
2006-05	1	104,500.00	0.04
2006-11	1	640,978.99	0.22
2006-12	5	1,100,691.32	0.38
2007-01	29	5,832,826.52	2.00
2007-02	265	54,371,855.40	18.68
2007-03	152	30,666,485.53	10.54
2007-04	2	861,930.41	0.30
2008-12	2	275,100.73	0.09
2009-01	4	799,459.05	0.27
2009-02	13	3,081,466.96	1.06
2009-03	23	6,590,249.42	2.26
Total:	**1,014**	**$291,086,401.93**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

```
! SAIL_04_MAY_NEW_2.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY PORTFOLIO !
MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.000 , subroutines 3.1
!! 05/14/2004 9:54 AM
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W903606)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1F" "1A"
 GROUP 2 = "2F" "2A"
!
 DEFINE PREPAY PPC GROUP "1F" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "1A" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "2F" RISE_PERS 12 START_CPR 30 END_CPR 30
 DEFINE PREPAY PPC GROUP "2A" RISE_PERS 12 START_CPR 30 END_CPR 30
!
 DEFINE CONSTANT #OrigCollBal = 881008538.49
 DEFINE CONSTANT #OrigCollBal1 = 526753904.00
 DEFINE CONSTANT #OrigCollBal1F = 92963586.21
 DEFINE CONSTANT #OrigCollBal1A = 433790317.79
 DEFINE CONSTANT #OrigCollBal2 = 354254634.49
 DEFINE CONSTANT #OrigCollBal2F = 63168232.56
 DEFINE CONSTANT #OrigCollBal2A = 291086401.93
!
 DEFINE CONSTANT #OrigBondBal = 876605000.00
 DEFINE CONSTANT #OrigBondBal1 = 526753904.00
 DEFINE CONSTANT #OrigBondBal2 = 354254634.49
!
 DEFINE CONSTANT #SpecSenEnhPct = 31.5%
 DEFINE CONSTANT #SNRTargPct = 68.50%
 DEFINE CONSTANT #M1TargPct = 74.50%
 DEFINE CONSTANT #M2TargPct = 80.00%
 DEFINE CONSTANT #M3TargPct = 83.00%
 DEFINE CONSTANT #M4TargPct = 86.50%
 DEFINE CONSTANT #M5TargPct = 89.50%
 DEFINE CONSTANT #M6TargPct = 92.00%
 DEFINE CONSTANT #M7TargPct = 94.00%
 DEFINE CONSTANT #M8TargPct = 96.50%
 DEFINE CONSTANT #BTargPct = 99.00%
 DEFINE #BondBal            = 876605000.00
 DEFINE #BondBal1            = 443790000.00
 DEFINE #BondBal2            = 298460000.00
!
  FULL_DEALNAME:     SAIL 2004-5
  SERVICER_MASTER:     Aurora Loan Services
!
  ISSUER:          SAIL 2004-5
  DEALER:          Lehman Brothers
  DEAL SIZE:        $ 876605000.00
  PRICING SPEED:      30% CPR
! ISSUE DATE:        20040401
```

```
 SETTLEMENT DATE:    20040430
!
 Record date delay:   24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "CAP_IN", "X", "A1", "A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6", "M7", "M8", "B",
"R", "OC"
!
 DEFINE VARNAMES #SDReqPerc, #SDTrigEnhFrac, #SDCumLossShft, #SDTrigCumLossFrac
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE          20040401 _
    DEAL_FIRSTPAY_DATE        20040525
!
!
 DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
    20040525.1    0
    20040625.1    867743902.9
    20040725.1    854038345.4
    20040825.1    838263199.7
    20040925.1    821185692.3
    20041025.1    802878468.4
    20041125.1    782788397.1
    20041225.1    761704668.4
    20050125.1    737932580.9
    20050225.1    713052889.6
    20050325.1    688018571.7
    20050425.1    663556377
    20050525.1    639604110
    20050625.1    609412474.5
    20050725.1    587673724
    20050825.1    565470465.8
    20050925.1    542417150
    20051025.1    514287542.3
    20051125.1    476635059.4
    20051225.1    452285429.6
    20060125.1    429293896
    20060225.1    407467015.6
    20060325.1    386241475.1
    20060425.1    366219340.5
    20060525.1    0
!
  DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
  DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
!
  DEFINE #FloorFixed        = 4403538.49
  DEFINE #SpecOCTarg        = 4403538.49
  DEFINE STANDARDIZE OC_ACTUAL_VAL            #OC          = 4403538.49
  DEFINE STANDARDIZE OCT_INITVAL        CONSTANT #InitOCTarg   = 4403538.49
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
```

```
DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.008
DEFINE STANDARDIZE EXCESS_INTEREST              #XSSpread      = 0
DEFINE STANDARDIZE OCT_FLOOR           CONSTANT #FloorOCTarg   = #FloorFixed
DEFINE STANDARDIZE OCT_VAL             DYNAMIC  #Octval        = #SpecOCTarg
!
DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
DEFINE DYNAMIC STICKY #NetRate1F  = ( COLL_I_MISC("COUPON","1F") ) /
COLL_PREV_BAL("1F") * 1200
DEFINE DYNAMIC STICKY #NetRate1A  = ( COLL_I_MISC("COUPON","1A") ) /
COLL_PREV_BAL("1A") * 1200
!
DEFINE DYNAMIC STICKY #NetRate2F  = ( COLL_I_MISC("COUPON","2F") ) /
COLL_PREV_BAL("2F") * 1200
DEFINE DYNAMIC STICKY #NetRate2A  = ( COLL_I_MISC("COUPON","2A") ) /
COLL_PREV_BAL("2A") * 1200
!
!
DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
DEFINE TABLE "OC_SDCUMLOSS0" (38, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
   37.1  0.0275
   38.1  0.028125
   39.1  0.02875
   40.1  0.029375
   41.1  0.03
   42.1  0.030625
   43.1  0.03125
   44.1  0.031875
   45.1  0.0325
   46.1  0.033125
   47.1  0.03375
   48.1  0.034375
   49.1  0.035
   50.1  0.035625
   51.1  0.03625
   52.1  0.036875
   53.1  0.0375
   54.1  0.038125
   55.1  0.03875
   56.1  0.039375
   57.1  0.04
   58.1  0.040625
   59.1  0.04125
   60.1  0.041875
   61.1  0.0425
   62.1  0.0427083333
   63.1  0.0429166666
   64.1  0.0431249999
   65.1  0.0433333332
   66.1  0.0435416665
```

```
   67.1   0.0437499998
   68.1   0.0439583331
   69.1   0.0441666664
   70.1   0.0443749997
   71.1   0.044583333
   72.1   0.0447916663
   73.1   0.045
   360.1   0.045
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 INITIAL INDEX    LIBOR_6MO        1.35
 INITIAL INDEX    LIBOR_1MO        1.1
!
!
Tranche "CAP_IN" PSEUDO HEDGE
  Block $ 0.01 at 0 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END ( #CapBalEnd ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040425  Next 20040525
   ((1 * MIN(5.10, LIBOR_1MO)) + (-1.10))
   0    999
!
Tranche "X" SEN_INV_IO ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 881008538.49 at 0  FREQ M FLOAT RESET M NOTIONAL WITH FORMULA BEGIN ( IF
CURMONTH LE 60 THEN COLL_PREV_BAL ELSE 0 ); _
                                   END   ( IF CURMONTH LT 60 THEN COLL_BAL ELSE 0 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   -1 * LIBOR_1MO + 1.1
   0    999
!
Tranche "A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 443790000.00 at 1.36 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate1 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.52 ELSE
0.26 ))
   0    999
!
Tranche "A2" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 254922000.00 at 1.27 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate2 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.34 ELSE
0.17 ))
   0    999
!
Tranche "A3" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 43538000.00 at 1.6 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetRate2 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040425  Next 20040525
```

```
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1. ELSE 0.5
))
   0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 26430000.00 at 1.6  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.75 ELSE
0.5 ))
   0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 24228000.00 at 1.63  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.795 ELSE
0.53 ))
   0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 13215000.00 at 1.7  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.9 ELSE
0.6 ))
   0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 15418000.00 at 2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.35 ELSE
0.9 ))
   0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 13215000.00 at 2.25  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.725 ELSE
1.15 ))
   0    999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 11013000.00 at 2.55  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.175 ELSE
```

```
1.45 ))
  0    999
!
Tranche "M7" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 8810000.00 at 3  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.85 ELSE
1.9 ))
  0    999
!
Tranche "M8" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 11013000.00 at 3.5  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.6 ELSE
2.4 ))
  0    999
!
Tranche "B" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 11013000.00 at 3.6  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040425  Next 20040525
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.75 ELSE
2.5 ))
  0    999
!
Tranche "R" SEN_RES
  Block 881008538.49 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040401  Next 20040525
!
Tranche "OC" SEN_OC_RES
  Block 4403538.49 at 0 _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040401  Next 20040525
!
 Tranche "#OC"           SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040401 Next 20040525 Settle 20040430
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"           = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 HEDGE "CAP" _
```

```
        TYPE  CAP _
        LEG  "FLT"   DEAL_RECEIVES  OPTIMAL_INTPMT  "CAP_IN" _
        BY  "Lehman Brothers Special Financing"
!

CLASS "X"      NO_BUILD_TRANCHE _
        = "X"
CLASS "A1"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "A1"
CLASS "A2"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "A2"
CLASS "A3"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "A3"
CLASS "M1"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M1"
CLASS "M2"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M2"
CLASS "M3"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M3"
CLASS "M4"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M4"
CLASS "M5"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M5"
CLASS "M6"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M6"
CLASS "M7"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M7"
CLASS "M8"     NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "M8"
CLASS "B"      NO_BUILD_TRANCHE _
        SHORTFALL_PAYBACK  COUPONCAP TRUE _
        SHORTFALL_EARN_INT COUPONCAP TRUE _
        = "B"
```

```
 CLASS "RESID"    = "R#1" "OC#1"
 CLASS "SNR_2"    ALLOCATION _
            = "A2" "A3"
 CLASS "SNR"      DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
            = "A1" "SNR_2"
!
!
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
          SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
          SHORTFALL_EARN_INT INTEREST TRUE _
           = "X" "SNR" "M1" "M2" "M3" "M4" "M5" "M6" "M7" "M8" "B"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR"        Delay 24  Dated 20040401  Next 20040525
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_2"      Delay 24  Dated 20040401  Next 20040525
DAYCOUNT ACTUAL360 BUSINESS_DAY NONE
!
!
 CROSSOVER When 0
!
TRIGGER "StepDown-DlqEnh" _
     FULL_NAME   "Step Down Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #SDTrigEnhFrac); _
     ORIG_TARGETVAL  7.4969834497228% _
     TARGETVAL      (#SDReqPerc); _
     TRIGVAL        LODIFF
!
TRIGGER "StepDown-CumLoss" _
     FULL_NAME   "Step Down Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #SDTrigCumLossFrac); _
     ORIG_TARGETVAL  2.75% _
     TARGETVAL      (#SDCumLossShft); _
     TRIGVAL        LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
     FULL_NAME   "Step Down Trigger" _
     DEFINITION "A Step Down Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.476 * the Senior Enhancement Percentage._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
               Month <=        %;_
                  37        2.75%; _
                  38        2.8125%; _
                  39        2.875%; _
                  40        2.9375%; _
                  41        3%; _
                  42        3.0625%; _
                  43        3.125%; _
```

```
                    44        3.1875%; _
                    45        3.25%; _
                    46        3.3125%; _
                    47        3.375%; _
                    48        3.4375%; _
                    49        3.5%; _
                    50        3.5625%; _
                    51        3.625%; _
                    52        3.6875%; _
                    53        3.75%; _
                    54        3.8125%; _
                    55        3.875%; _
                    56        3.9375%; _
                    57        4%; _
                    58        4.0625%; _
                    59        4.125%; _
                    60        4.1875%; _
                    61        4.25%; _
                    62        4.27083333%; _
                    63        4.29166666%; _
                    64        4.31249999%; _
                    65        4.33333332%; _
                    66        4.35416665%; _
                    67        4.37499998%; _
                    68        4.39583331%; _
                    69        4.41666664%; _
                    70        4.43749997%; _
                    71        4.4583333%; _
                    72        4.47916663%; _
                    73        4.5%; _
                    360        4.5%; _
"_
    IMPACT    "If a Step Down Trigger is in effect the OC target CANNOT stepdown to_
.8% of the current balance of the collateral." _
    TRIGVAL FORMULA ( min(TRIGGER("StepDown-DlqEnh","TRIGVAL"),
TRIGGER("StepDown-CumLoss","TRIGVAL")));
!
 OPTIONAL REDEMPTION:    "Cleanup" _
                WHEN_EXPR ( COLL_PREV_BAL / #OrigCollBal < 10% ); _
                PRICE_P ( COLL_BAL ); _
                PRICE_I ( COLL_BAL * COLL_NETRATE / 1200 * 24 / 30 ); _
                DISTR_I ACCRUE
!
 OPTIONAL REDEMPTION "DealTermination" _
   MANDATORY _
   PRICE_P ( COLL_BAL ); _
   WHEN_EXPR ( DBAL LT .01 );
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                 PARTIAL_PREPAY Compensate Pro_rata _
                 LOSS         NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                 PARTIAL_PREPAY Compensate Pro_rata _
```

```
                    LOSS         NO_Compensate SUBORDINATED ACCUM
!
 DEFINE MACRO BLOCK #SNR_Int =
{
-----------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTEREST PRO_RATA  ( "A1"; "SNR_2" )
-----------------------------------
-----------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST PRO_RATA  ( "A2"; "A3" )
-----------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
-----------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "SNR_2" )
-----------------------------------

-----------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTSHORT PRO_RATA  ( "A2"; "A3" )
-----------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn[1] =
{
-----------------------------------
     when :  IS_TRUE( {#1} )
  calculate :  #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
  calculate :  #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
  calculate :  #SeniorPDA1         = MIN( BBAL("A1"), (#SeniorPrinc * #PrincFrac1) + (#SeniorXtraP *
#XtraPFrac1))
  calculate :  #SeniorPDA2         = MIN( BBAL("SNR_2"), (#SeniorPrinc * #PrincFrac2) + (#SeniorXtraP *
#XtraPFrac2))
-----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "A1" )
-----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
-----------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS BALANCE PRO_RATA ( "A1"; "SNR_2" )
-----------------------------------
!
  calculate :  #P_SNR_2 = BBAL("A2","A3") - BBAL("SNR_2")
-----------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A2" )
-----------------------------------
     from :  CLASS ( "SNR_2" )
     from :  SUBACCOUNT ( #P_SNR_2 )
```

```
      pay :  CLASS BALANCE  SEQUENTIAL ( "A2" )
-----------------------------------
      from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A3" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A3" )
-----------------------------------
      from :  CLASS ( "SNR_2" )
      from :  SUBACCOUNT ( #P_SNR_2 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "A3" )
-----------------------------------
!
-----------------------------------
      from :  CLASS ( "A1" )
      pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
      from :  CLASS ( "A2" )
      pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
      from :  CLASS ( "A3" )
      pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
      from :  CLASS ( "M1" )
      pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
      from :  CLASS ( "M2" )
      pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M3_Prn =
{
-----------------------------------
      from :  CLASS ( "M3" )
      pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M4_Prn =
{
-----------------------------------
      from :  CLASS ( "M4" )
      pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M5_Prn =
{
-----------------------------------
      from :  CLASS ( "M5" )
      pay :  SEQUENTIAL ( "M5#1" )
```

```
-----------------------------------
}
DEFINE MACRO BLOCK #M6_Prn =
{
-----------------------------------
      from :  CLASS ( "M6" )
       pay :  SEQUENTIAL ( "M6#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M7_Prn =
{
-----------------------------------
      from :  CLASS ( "M7" )
       pay :  SEQUENTIAL ( "M7#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M8_Prn =
{
-----------------------------------
      from :  CLASS ( "M8" )
       pay :  SEQUENTIAL ( "M8#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #B_Prn =
{
-----------------------------------
      from :  CLASS ( "B" )
       pay :  SEQUENTIAL ( "B#1" )
-----------------------------------
}
!
!
CMO Block Payment Rules
-----------------------------------
  calculate : #HedgePaySave = 0.00
-----------------------------------
  calculate :  #PrincFrac1        = COLL_P(1) / COLL_P
  calculate :  #PrincFrac2        = COLL_P(2) / COLL_P
!
  calculate :  #XtraPFrac1        = COLL_P(1) / COLL_P
  calculate :  #XtraPFrac2        = COLL_P(2) / COLL_P
!
  calculate :  #Princ             = COLL_P
!
  calculate :  #Interest          = COLL_I
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
  calculate :  #CurrentOC         = MAX( 0, COLL_BAL - (BBAL("A1#1", "A2#1", "A3#1", "M1#1", "M2#1",
"M3#1", "M4#1", "M5#1", "M6#1", "M7#1", "M8#1", "B#1") - #Princ))
!
  calculate :  #XSSpread          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee") )
!
  calculate :  #FloorOCTotal      = #FloorOCTarg
```

```
!
 calculate : #StepOCTarg         = COLL_BAL * #StepOCFrac
!
 calculate : #StepDownDatePass   = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
 calculate : #SpecOCTarg         = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
 calculate : #SpecOCTarg         = MIN( #SpecOCTarg, COLL_BAL )
!
 calculate : #SpecOCTarg         = #Octval
!
 calculate : #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
 calculate : #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
 calculate : #PrincPmt           = MAX(0, COLL_P - #OCSurplus)
!
 calculate : #XSIntRem           = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
 calculate : #SubDefic           = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
 calculate : #AddPrinc           = MIN( #XSIntRem, #SubDefic )
 calculate : #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
 calculate : #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
 calculate : #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
 calculate : #DistribAmt         = #PrincPmt + #AddPrinc + #XtraPDA
!
 calculate : #ClassSNRPDA        = BBAL("A1", "A2", "A3") _
                     - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
 calculate : #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("A1", "A2", "A3"), #ClassSNRPDA ))
 calculate : #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
 calculate : #SenEnhancePct      = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
 calculate : #StepDownBal        = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
 calculate : #SDReqPerc          = 0.476 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
 calculate : #SDTrigEnhFrac      = 1 * AVG_COLL("RATE",-1,2,3)
!
 calculate : #SDCumLossShft      = LOOKUP_TBL( "STEP", CURMONTH , "OC_SDCUMLOSS0",
"MONTH", "OC_SDCUMLOSS_FRAC0" )
 calculate : #SDTrigCumLossFrac  = DELINQ_LOSS_ACCUM / #OrigCollBal
!
 calculate : #SDTrigEvent        = TRIGGER("STEPDOWN_TRIGGER")
!
```

```
 calculate : #StepDown          = #StepDown OR (( #StepDownDatePass AND #StepDownBal )  AND
NOT #SDTrigEvent )
!
 calculate : #SpecOCTarg         = IF #StepDown _
                    THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal ) _
                    ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
 calculate : #SpecOCTarg         = MIN( #SpecOCTarg, COLL_BAL )
!
 calculate : #SpecOCTarg         = #Octval
!
 calculate : #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
 calculate : #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
 calculate : #PrincPmt           = MAX(0, COLL_P - #OCSurplus)
!
!
 calculate : #XSIntRem           = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
 calculate : #SubDefic           = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
 calculate : #AddPrinc           = MIN( #XSIntRem, #SubDefic )
 calculate : #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
 calculate : #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
 calculate : #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
 calculate : #DistribAmt         = #PrincPmt + #AddPrinc + #XtraPDA
!
 calculate : #ClassSNRPDA        = IF (#StepDown EQ 0.0) _
                    THEN #DistribAmt _
                    ELSE BBAL("A1", "A2", "A3") _
                    - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
 calculate : #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("A1", "A2", "A3"), #ClassSNRPDA ))
 calculate : #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
 calculate : #ClassM1PDA         = IF (#StepDown EQ 0.0) _
                    THEN #DistribAmt - #ClassSNRPDA _
                    ELSE BBAL("A1", "A2", "A3", "M1") - #ClassSNRPDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct * COLL_BAL)
 calculate : #ClassM1PDA         = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
 calculate : #ClassM1PDA         = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
 calculate : #ClassM2PDA         = IF (#StepDown EQ 0.0) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA _
                    ELSE BBAL("A1", "A2", "A3", "M1", "M2") - #ClassSNRPDA - #ClassM1PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct * COLL_BAL)
 calculate : #ClassM2PDA         = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
 calculate : #ClassM2PDA         = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA ) )
```

```
!
!
  calculate :  #ClassM3PDA          = IF (#StepDown EQ 0.0) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                         ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3") - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct * COLL_BAL)
  calculate :  #ClassM3PDA          = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
  calculate :  #ClassM3PDA          = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate :  #ClassM4PDA          = IF (#StepDown EQ 0.0) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA _
                         ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3", "M4") - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct * COLL_BAL)
  calculate :  #ClassM4PDA          = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate :  #ClassM4PDA          = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate :  #ClassM5PDA          = IF (#StepDown EQ 0.0) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA _
                         ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3", "M4", "M5") - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct * COLL_BAL)
  calculate :  #ClassM5PDA          = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate :  #ClassM5PDA          = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate :  #ClassM6PDA          = IF (#StepDown EQ 0.0) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                         ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M6TargPct * COLL_BAL)
  calculate :  #ClassM6PDA          = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate :  #ClassM6PDA          = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
  calculate :  #ClassM7PDA          = IF (#StepDown EQ 0.0) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                         ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6", "M7") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M7TargPct * COLL_BAL)
  calculate :  #ClassM7PDA          = MAX( 0.0, MIN(BBAL("M7"), #ClassM7PDA ))
  calculate :  #ClassM7PDA          = MAX( 0, MIN( #ClassM7PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
```

```
!
!
  calculate :  #ClassM8PDA        = IF (#StepDown EQ 0.0) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA _
                        ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6", "M7", "M8") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA - #ClassM7PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #M8TargPct * COLL_BAL)
  calculate :  #ClassM8PDA        = MAX( 0.0, MIN(BBAL("M8"), #ClassM8PDA ))
  calculate :  #ClassM8PDA        = MAX( 0, MIN( #ClassM8PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA ) )
!
!
  calculate :  #ClassBPDA        = IF (#StepDown EQ 0.0) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA - #ClassM7PDA - #ClassM8PDA _
                        ELSE BBAL("A1", "A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6", "M7", "M8",
"B") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA
- #ClassM6PDA - #ClassM7PDA - #ClassM8PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #BTargPct * COLL_BAL)
  calculate :  #ClassBPDA        = MAX( 0.0, MIN(BBAL("B"), #ClassBPDA ))
  calculate :  #ClassBPDA        = MAX( 0, MIN( #ClassBPDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA -
#ClassM7PDA - #ClassM8PDA ) )
!
!
 calculate :  "SNR" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassSNRPDA
!
 calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM1PDA
!
 calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM2PDA
!
 calculate :  "M3" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM3PDA
!
 calculate :  "M4" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM4PDA
!
 calculate :  "M5" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM5PDA
!
 calculate :  "M6" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM6PDA
!
 calculate :  "M7" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM7PDA
!
 calculate :  "M8" _
 NO_CHECK  CUSTOM   AMOUNT       = #ClassM8PDA
!
```

```
 calculate :  "B" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassBPDA
!
 calculate :  "RESID" _
NO_CHECK  CUSTOM   AMOUNT        = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "M1", "M2",
"M3", "M4", "M5", "M6", "M7", "M8", "B"))
!
-----------------------------------
!
----------------------------------- Pay Interest to SNR  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_Int}
-----------------------------------
!
----------------------------------- Pay Interest to X  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "X" )
-----------------------------------
!
----------------------------------- Pay Interest to M1  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M1" )
-----------------------------------
!
----------------------------------- Pay Interest to M2  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M2" )
-----------------------------------
!
----------------------------------- Pay Interest to M3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Interest to M4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Interest to M5  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Interest to M6  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Interest to M7  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M7" )
-----------------------------------
```

```
!
----------------------------------- Pay Interest to M8  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "M8" )
-----------------------------------
!
----------------------------------- Pay Interest to B  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTEREST  SEQUENTIAL  ( "B" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to SNR  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_InS}
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to X  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "X" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M1  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M1" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M2  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M2" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M3  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M3" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M4  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M5  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M6  From Cash Account
     from :  CLASS ( "ROOT" )
      pay :  CLASS INTSHORT  SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M7  From Cash Account
     from :  CLASS ( "ROOT" )
```

```
     pay :  CLASS INTSHORT  SEQUENTIAL  ( "M7" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to M8  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS INTSHORT  SEQUENTIAL  ( "M8" )
-----------------------------------
!
----------------------------------- Pay Interest Shortfall to B  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS INTSHORT  SEQUENTIAL  ( "B" )
-----------------------------------
!
----------------------------------- Pay Expense Mgmt Fee  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  EXPENSE ( "Mgmt_Fee" )
-----------------------------------
!
----------------------------------- Pay Principal to SNR  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_Prn}{1}
-----------------------------------
!
----------------------------------- Pay Principal to M1  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
-----------------------------------
 {#M1_Prn}
-----------------------------------
!
----------------------------------- Pay Principal to M2  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
-----------------------------------
 {#M2_Prn}
-----------------------------------
!
----------------------------------- Pay Principal to M3  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
-----------------------------------
 {#M3_Prn}
-----------------------------------
!
----------------------------------- Pay Principal to M4  From Cash Account
     from :  CLASS ( "ROOT" )
     pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
-----------------------------------
 {#M4_Prn}
-----------------------------------
!
----------------------------------- Pay Principal to M5  From Cash Account
     from :  CLASS ( "ROOT" )
```

```
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
 {#M5_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M6  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
------------------------------------
 {#M6_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M7  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M7" )
------------------------------------
 {#M7_Prn}
------------------------------------
!
------------------------------------ Pay Principal to M8  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M8" )
------------------------------------
 {#M8_Prn}
------------------------------------
!
------------------------------------ Pay Principal to B  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B" )
------------------------------------
 {#B_Prn}
------------------------------------
!
------------------------------------ Payback Basis Risk Shortfall From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "A1"; "A2"; "A3"; "M1"; "M2"; "M3"; "M4"; "M5";
"M6"; "M7"; "M8"; "B" )
------------------------------------
------------------------------------
!
------------------------------------ Pay Writedown Loss to M1  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
------------------------------------
!
------------------------------------ Pay Writedown Loss to M2  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
------------------------------------
!
------------------------------------ Pay Writedown Loss to M3  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
------------------------------------
!
```

```
----------------------------------- Pay Writedown Loss to M4  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M5  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M6  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M7  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M7" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to M8  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M8" )
-----------------------------------
!
----------------------------------- Pay Writedown Loss to B  From Cash Account
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B" )
-----------------------------------
      from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP", "ACTUAL_PMT")))
       pay :  CLASS COUPONCAP_SHORT PRO_RATA("A1" ; "A2" ; "A3" ; "M1" ; "M2" ; "M3" ; "M4" ;
"M5" ; "M6" ; "M7" ; "M8" ; "B")
-----------------------------------
      from :  HEDGE ("CAP")
       pay :  AS_INTEREST ("R#1")
-----------------------------------
!
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
       pay :  AS_INTEREST ( "OC#1" )
-----------------------------------
       pay :  SEQUENTIAL  ( "OC#1" )
-----------------------------------
  calculate : #WriteDown = MAX(0.0,
BBAL("A1#1","A2#1","A3#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","M8#1","B#1","OC#1
") - COLL_BAL)
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN PRO_RATA ( "OC#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
```

```
     pay : WRITEDOWN SEQUENTIAL ( "M8#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M7#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M6#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M3#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M2#1" )
-----------------------------------
    from : SUBACCOUNT ( #Writedown )
     pay : WRITEDOWN SEQUENTIAL ( "M1#1" )
-----------------------------------
  calculate : #BondBal    =
BBAL("A1#1","A2#1","A3#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","M7#1","M8#1","B#1")
  calculate : #BondBal1   = BBAL("A1")
  calculate : #BondBal2   = BBAL("SNR_2")
  calculate : #OC         = MAX( 0, COLL_BAL - #BondBal )
  calculate : #IncrOC     = MAX( 0, #OC - BBAL( "OC#1" ) )
  calculate : #DecrOC     = MAX( 0, BBAL( "OC#1" ) - #OC)
-----------------------------------
    from : SUBACCOUNT ( #IncrOC )
     pay : WRITEUP SEQUENTIAL ( "OC#1" )
-----------------------------------
    from : SUBACCOUNT ( #DecrOC )
     pay : WRITEDOWN SEQUENTIAL ( "OC#1" )
-----------------------------------
!
 Collateral OVER
!
!    Factor     --Delay--
! Type  Date     P/Y   BV   Use BV for 0
 WL  20040401   9999 9999   FALSE
!
! Pool#  Type    Gross   Current   Original  --Fee-- Maturity Orig  ARM         Gross  #mos  #mos
P#mos  P#mos  Life  Reset Life  Max  Look
!           Coupon   Factor    Balance   P/Y  BV  P/Y   BV Term  Index        Margin ToRst RstPer
ToRst  RstPer Cap   Cap  Floor  Negam  Back
!! BEGINNING OF COLLATERAL
M     1    "1 //15 YR Fixed // // 0"    WL   00   WAC        7.93618 (     4408424.29 /     4408424.29
);   4408424.29                0.64044    0.64044       178:1    178:1      179 NO_CHECK
GROUP "1F"
M     2    "1 //2/28 Libor // // 0"    WL   00   WAC        7.43526 (   293300428.20 /   293300428.20
);  293300428.20               0.95436    0.95436       358:2    358:2     360 NO_CHECK ARM
LIBOR_6MO              6.344    23    6 SYNC_INT         14.186         1.022          7.409      0     0
```

INIT_PERCAP 2.366 ORIG_GROSSRATE 7.43526
GROUP "1A" TEASER
M 3 "1 //2/28 Libor //IO// 24" WL 00 WAC 5.94612 (20284714.12 /
20284714.12); 20284714.12 0.64469 0.64469 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.016 22 6 SYNC_INT 12.356 1.009
5.799 0 0 INIT_PERCAP 2.979 ORIG_GROSSRATE 5.94612
AMORT NONE FOR 24 GROUP "1A" TEASER
M 4 "1 //2/28 Libor //IO// 60" WL 00 WAC 6.50676 (58688831.20 /
58688831.20); 58688831.20 0.87575 0.87575 359:1 359:1 360
NO_CHECK ARM LIBOR_6MO 6.079 23 6 SYNC_INT 12.989 1
6.536 0 0 INIT_PERCAP 2.558 ORIG_GROSSRATE 6.50676
AMORT NONE FOR 60 GROUP "1A" TEASER
M 5 "1 //30 YR Fixed // // 0" WL 00 WAC 7.4552 (70576013.20 / 70576013.20
); 70576013.20 0.93296 0.93296 356:1 356:1 357 NO_CHECK
GROUP "1F"
M 6 "1 //30 YR Fixed //IO// 60" WL 00 WAC 6.48527 (1857955.33 /
1857955.33); 1857955.33 1.63804 1.63804 359:1 359:1 360
NO_CHECK
AMORT NONE FOR 60 GROUP "1F"
M 7 "1 //30 YR Fixed //IO//120" WL 00 WAC 6.43909 (5266827.95 /
5266827.95); 5266827.95 0.5 0.5 356:4 356:4 360 NO_CHECK
AMORT NONE FOR 120 GROUP "1F"
M 8 "1 //3/27 Libor // // 0" WL 00 WAC 7.37529 (49238613.86 / 49238613.86
); 49238613.86 0.89994 0.89994 358:2 358:2 360 NO_CHECK ARM
LIBOR_6MO 6.736 35 6 SYNC_INT 14.252 1.001 7.391 0 0
INIT_PERCAP 2.373 ORIG_GROSSRATE 7.37529
GROUP "1A" TEASER
M 9 "1 //3/27 Libor //IO// 36" WL 00 WAC 6.67537 (700000.00 / 700000.00);
700000.00 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
6.428 36 6 SYNC_INT 12.675 1 6.675 0 0 INIT_PERCAP 3
ORIG_GROSSRATE 6.67537 AMORT NONE FOR 36 GROUP "1A"
TEASER
M 10 "1 //3/27 Libor //IO// 60" WL 00 WAC 6.89149 (10137701.32 /
10137701.32); 10137701.32 0.99036 0.99036 359:1 359:1 360
NO_CHECK ARM LIBOR_6MO 6.549 35 6 SYNC_INT 13.745 1
6.920 0 0 INIT_PERCAP 2.6 ORIG_GROSSRATE 6.89149
AMORT NONE FOR 60 GROUP "1A" TEASER
M 11 "1 //5/25 Libor // // 0" WL 00 WAC 6.1775 (622629.09 / 622629.09);
622629.09 0.91174 0.91174 358:2 358:2 360 NO_CHECK ARM
LIBOR_6MO 6.329 59 6 SYNC_INT 13.178 1 6.498 0 0
INIT_PERCAP 2 ORIG_GROSSRATE 6.1775 GROUP
"1A" TEASER
M 12 "1 //5/25 Libor //IO// 60" WL 00 WAC 5.9455 (817400.00 / 817400.00);
817400.00 0.90446 0.90446 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 5.766 59 6 SYNC_INT 12.285 1 6.127 0 0
INIT_PERCAP 4.36 ORIG_GROSSRATE 5.9455 AMORT NONE FOR
60 GROUP "1A" TEASER
M 13 "1 //Balloon // // 0" WL 00 WAC 9.95908 (10854365.44 / 10854365.44
); 10854365.44 0.5 0.5 358:2 358:2 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 14 "2 //15 YR Fixed // // 0" WL 00 WAC 8.54257 (1399017.23 / 1399017.23
); 1399017.23 1.16174 1.16174 175:2 175:2 177 NO_CHECK
GROUP "2F"
M 15 "2 //2/28 Libor // // 0" WL 00 WAC 7.07311 (103189424.10 /
103189424.10); 103189424.10 1.00761 1.00761 358:2 358:2 360

NO_CHECK ARM LIBOR_6MO 5.784 22 6 SYNC_INT 13.683 1.009
6.975 0 0 INIT_PERCAP 2.494 ORIG_GROSSRATE 7.07311
GROUP "2A" TEASER
M 16 "2 //2/28 Libor //IO// 24" WL 00 WAC 5.95283 (42717833.89 /
42717833.89); 42717833.89 0.82606 0.82606 357:3 357:3 360
NO_CHECK ARM LIBOR_6MO 4.357 22 6 SYNC_INT 12.225 1
5.629 0 0 INIT_PERCAP 3 ORIG_GROSSRATE 5.95283
AMORT NONE FOR 24 GROUP "2A" TEASER
M 17 "2 //2/28 Libor //IO// 60" WL 00 WAC 6.57747 (41007797.84 /
41007797.84); 41007797.84 1.02901 1.02901 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 6.262 23 6 SYNC_INT 13.157 1
6.632 0 0 INIT_PERCAP 2.534 ORIG_GROSSRATE 6.57747
AMORT NONE FOR 60 GROUP "2A" TEASER
M 18 "2 //2/28 Libor //IO//120" WL 00 WAC 4.28044 (889474.77 / 889474.77
); 889474.77 0.5 0.5 353:7 353:7 360 NO_CHECK ARM
LIBOR_6MO 2.75 18 6 SYNC_INT 10.280 1 3.346 0 0
INIT_PERCAP 3 ORIG_GROSSRATE 4.28044 AMORT NONE FOR
120 GROUP "2A" TEASER
M 19 "2 //30 YR Fixed // // 0" WL 00 WAC 7.05468 (43883857.06 /
43883857.06); 43883857.06 0.76989 0.76989 353:3 353:3 356
NO_CHECK
GROUP "2F"
M 20 "2 //30 YR Fixed //IO// 60" WL 00 WAC 6.76965 (1282063.39 /
1282063.39); 1282063.39 1.95 1.95 358:2 358:2 360 NO_CHECK
AMORT NONE FOR 60 GROUP "2F"
M 21 "2 //30 YR Fixed //IO//120" WL 00 WAC 6.87417 (5325264.16 /
5325264.16); 5325264.16 0.5 0.5 358:2 358:2 360 NO_CHECK
AMORT NONE FOR 120 GROUP "2F"
M 22 "2 //3/27 Libor // // 0" WL 00 WAC 7.30349 (77811048.51 / 77811048.51
); 77811048.51 1.05543 1.05543 358:2 358:2 360 NO_CHECK ARM
LIBOR_6MO 6.133 35 6 SYNC_INT 14.256 1 7.314 0 0
INIT_PERCAP 2.096 ORIG_GROSSRATE 7.30349
GROUP "2A" TEASER
M 23 "2 //3/27 Libor //IO// 36" WL 00 WAC 7.33363 (968700.00 / 968700.00
); 968700.00 1.38239 1.38239 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 7.084 36 6 SYNC_INT 13.334 1 7.334 0 0
INIT_PERCAP 3 ORIG_GROSSRATE 7.33363 AMORT NONE FOR
36 GROUP "2A" TEASER
M 24 "2 //3/27 Libor //IO// 60" WL 00 WAC 6.56383 (14231846.66 /
14231846.66); 14231846.66 1.33891 1.33891 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 6.271 35 6 SYNC_INT 13.485 1
6.617 0 0 INIT_PERCAP 2.252 ORIG_GROSSRATE 6.56383
AMORT NONE FOR 60 GROUP "2A" TEASER
M 25 "2 //5/25 Libor // // 0" WL 00 WAC 6.60387 (3965642.16 / 3965642.16);
3965642.16 0.86152 0.86152 358:2 358:2 360 NO_CHECK ARM
LIBOR_6MO 6.008 58 6 SYNC_INT 13.535 1 6.795 0 0
INIT_PERCAP 2.069 ORIG_GROSSRATE 6.60387
GROUP "2A" TEASER
M 26 "2 //5/25 Libor //IO// 60" WL 00 WAC 5.73916 (6304634.00 / 6304634.00
); 6304634.00 0.8658 0.8658 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 5.581 59 6 SYNC_INT 12.239 1 5.829 0 0
INIT_PERCAP 5 ORIG_GROSSRATE 5.73916 AMORT NONE FOR
60 GROUP "2A" TEASER
M 27 "2 //Balloon // // 0" WL 00 WAC 9.12343 (11278030.72 / 11278030.72
); 11278030.72 0.5 0.5 358:2 358:2 360 NO_CHECK

BALLOON SCHED_BOTH 180 GROUP "2F"